Creatd, Inc.

419 Lafayette Street, 6th Floor

New York, NY 10003

June 27, 2023

Kate Beukenkamp

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creatd, Inc. Form 8-K/A
Filed April 7, 2023
File No. 001-39500

Dear Ms. Beukenkamp:

On February 17, 2023, Creatd, Inc. (the “Company,” “we,” “us” or “our”) filed a Current Report on Form 8-K (the “Original 8-K”) with the U.S. Securities & Exchange Commission (the “Commission”) announcing the effectiveness of the dual listing of the Company’s shares on Upstream (“Upstream”), the trading app for digital securities and NFTs powered by Horizon Fintex and MERJ Exchange Limited (“MERJ”). The Original 8-K also discussed the requirements, restrictions and process of trading on Upstream. On March 6, 2023, the staff of the Commission (the “Staff,” “you” or “your”) provided the Company with comments to the Original 8-K. On April 7, 2023, the Company filed correspondence together with an Amendment to Form 8-K (the “8-K/A”) which amended and supplemented the Original 8-K, in response to the comments provided by the Commission. On May 2, 2023, the Staff provided the Company with comments to the 8-K/A.

Subsequent to receipt of the Staff’s comments of May 2, 2023, the Company determined to delist its shares from Upstream, and, on June 9, 2023, the Company filed a Current Report on Form 8-K disclosing such determination to delist from Upstream, having begun such process, with the effective date of such delisting estimated to occur by June 30, 2023. As disclosed in such Form 8-K, the Company had instructed Upstream to halt trading of all shares of the Company by all US persons listed on Upstream effective June 9, 2023. All of the Company’s shares of common stock that investors had purchased on or transferred to Upstream have been returned to the Company’s transfer agent, Pacific Stock Transfer Company (“Pacific”) and Upstream has confirmed that, as of the date hereof, all shares of the Company’s common stock listed on Upstream, of which there had been 1,032,539 shares held by 19 stockholders, have been returned to Pacific, such that there are currently no remaining shares of the Company’s common stock listed on Upstream.

Thank you for your assistance in reviewing this matter.

Very Truly Yours,

Jeremy Frommer
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street, 6th Floor New York, NY 10003